EXHIBIT 1

EASTBOURNE CAPITAL FILES PRESENTATION OUTLINING THE CASE FOR CHANGE AT AMYLIN PHARMACEUTICALS

San Rafael, California – May 6, 2009 – Eastbourne Capital Management, L.L.C. (“Eastbourne”) announced today that it had filed with the Securities and Exchange Commission a detailed presentation for shareholders in connection with its solicitation of proxies in support of the election of three new directors to the 12 member Board of Directors of Amylin Pharmaceuticals, Inc. (“Amylin”) (NASDAQ: AMLN) at Amylin’s 2009 Annual Meeting of Shareholders. Eastbourne’s proposed nominees are Dr. Kathleen Behrens, Charles Fleischman and Jay Sherwood. Eastbourne currently owns approximately 12.5% of Amylin’s outstanding shares. In its definitive proxy statement filed earlier this week, Eastbourne also indicated it is seeking authority to vote for two of the nominees proposed by affiliates of Carl Icahn.

The presentation makes the following points, among others:

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While under the leadership of Amylin’s current Board and management, Amylin’s shares have fallen over 75%, from a peak of $51.43 in 2007 to $11.58 on May 4, 2009, a loss of approximately $5 billion of shareholder value. Since August 9, 2007, only two of the other nineteen companies in the AMEX Biotech Index have been worse performers than Amylin.

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Eastbourne believes that the dramatic loss of shareholder value is attributable not solely to external factors but largely to Amylin’s failure, under its current leadership, to formulate and execute a commercialization strategy for its principal product, Byetta, that is either consistent or successful, to predict revenues accurately, to manage costs in a timely manner, and to anticipate and address product concerns. Eastbourne particularly notes that growth in Byetta prescriptions slowed significantly at the end of 2006, nearly a full year before the first FDA pancreatitis alert in October 2007, and that six out of the last nine quarters have seen a sequential drop in new Byetta prescriptions while competing diabetes drugs have been growing.

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Amylin’s Exenatide program is a promising therapy with extraordinary potential. A timely and effective launch of Exenatide Once-Weekly can give Amylin a head start over potential competition and represents Amylin’s best chance for commercial success. Eastbourne believes Amylin’s shareholders cannot risk a failure to successfully commercialize Exenatide Once-Weekly.

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Eastbourne believes that shareholders should hold the incumbent Board accountable for the performance of the management it supervises and that the Board has not provided, and as currently composed, will not provide the judgment and strong leadership that Amylin needs at this critical juncture.

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Eastbourne’s nominees, would, in its view, add significant value to the Board, bringing skills, experience, objectivity and judgment to help the Board consider proper steps to maximize the commercial value of Amylin’s assets

Rick Barry, Eastbourne Founder and Portfolio Manager, said, “We have been patient shareholders of Amylin for years and we remain great believers in the promise of the company’s products for patients and investors. We believe Exenatide Once-Weekly has multi-billion dollar commercial potential. But Amylin’s disappointing commercial results to date and what we believe is management’s failure to understand, or reluctance to acknowledge, the internal causes of those results lead us to conclude that the incumbent Board is incapable of the forceful leadership we believe is needed to address the current issues of stagnating revenue paired with increasing operating losses and to make a commercial success of the enormous potential of Amylin’s pipeline”

Added Barry, “It is not surprising to us that Amylin has been able to advance its timetable and submit a New Drug Application for Exenatide Once-Weekly as we approach this year’s annual meeting, a step investors have been anticipating for some time. We believe this step only underscores the urgency to have innovative and forceful leaders at the helm of the company as it prepares for the launch of the product. We are also struck by the timing of the apparent realization by Amylin’s management, reflected in the company’s just announced “New Sales Approach,” that the company’s cost structure needs to be addressed, coming as it does less than a year after moving to increase the company’s sales force by 15%.”

Concluded Barry, “It has consistently been our view that Amylin management needs more effective oversight and guidance from the company’s Board and the Board needs directors with the business skills and experience to provide that leadership now more than ever at this point in the Company’s life and in the face of its recent performance. The directors we have nominated are independent of Amylin and unburdened by the decisions of the past. They will come to the Board without preconceived notions, prepared to assess and pursue the best means for the commercialization of Amylin’s products and to evaluate the strategic opportunities available to Amylin that can maximize shareholder value. We urge our fellow shareholders to vote their WHITE proxy card and elect Eastbourne’s director nominees, who are firmly committed to the future success of Amylin and acting in the best interests of all shareholders.”

Eastbourne does not currently intend to solicit proxies or seek authority to vote for more stockholder-proposed nominees than would represent a minority of the Board if elected. Eastbourne is not seeking authority to vote for, and will not be voting for, and urges shareholders to withhold their votes from, the following incumbent directors nominated by the incumbent Board of Amylin: Steven R. Altman, Joseph C. Cook, Jr., James R. Gavin III, Joseph P. Sullivan and James N. Wilson.

About Eastbourne Capital Management, L.L.C.

Eastbourne Capital Management is a West Coast-based registered investment advisor that employs an investment philosophy based on intensive research, a long-term outlook and a belief in working alongside portfolio companies to enhance shareholder value.

IMPORTANT ADDITIONAL INFORMATION

Security holders are advised to read the definitive proxy statement filed on May 4, 2009,white proxy card and other documents related to the solicitation of proxies by Eastbourne Capital Management, L.L.C., Black Bear Fund I, L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Master Fund, L.P., Richard J. Barry, M. Kathleen Behrens, Charles M. Fleischman and Jay Sherwood, from the shareholders of Amylin Pharmaceuticals for use at the 2009 Annual Meeting of Shareholders of Amylin Pharmaceuticalsbecause they contain important information. Such materials are, along with other relevant documents, available at no charge at the Securities and Exchange Commission’s website at http://www.sec.gov or by contacting MacKenzie Partners, Inc. by telephone collect at (212) 929-5500, toll-free at 1-800-322-2885 or by e-mail at amylinproxy@mackenziepartners.com. Information relating to the participants in such proxy solicitation is contained in Eastbourne’s definitive proxy statement.

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Contacts:

Media:	Shareholders:
Sard Verbinnen & Co.	MacKenzie Partners, Inc.
Dan Gagnier, 212-687-8080	Larry Dennedy, 212-929-5500
Diane Henry, 415-618-8750	Charlie Koons, 212-929-5500